SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455- 2948	JKAUFMAN @STBLAW.COM

May 21, 2014

Re:	Adeptus Health Inc.
Registration Statement on Form S-1

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Ladies and Gentlemen:

On behalf of Adeptus Health Inc., a Delaware corporation (the “Company”), we hereby submit the Company’s initial public filing of its Registration Statement on Form S-1 (the “Registration Statement”) for review by the staff of the Securities and Exchange Commission (the “Commission”).  The Registration Statement relates to the Company’s proposed offering of its Class A common stock.  The filing fee in the amount of $12,880 has previously been deposited by wire transfer of same-day funds to the Commission’s account at U.S. Bank on May 20, 2014.  In addition, the Company is concurrently filing the Master Funding and Development Agreement (the “Agreement”), dated as of June 11, 2013, by and between MPT Operating Partnership, L.P. and First Choice ER, LLC, a subsidiary of the Company, which the Company has included as Exhibit 10.4 to the Registration Statement. Portions of the Agreement have been redacted pursuant to a Confidential Treatment Request submitted to the Commission.

Please do not hesitate to contact me at (212) 455-2948 with any questions you may have regarding this confidential submission.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman